EXHIBIT 10.19e

[Esterline Logo]

Personal & Confidential

March 14, 2005

Mr. Frank Houston
24136 E. Greystone Lane
Woodway, WA   98020

Re:  Promotion to Group Vice President

Dear Frank:

Frank, this is to confirm our offer of promotion to the position of Esterline Group Vice President, which we have agreed will become effective later this month on Tuesday, March 29.

Scope & reporting relationship.  As Group Vice President you will have senior-level leadership and oversight responsibility for the operations and financial results of certain Esterline subsidiary companies assigned to you. Your initial assignments will be for the companies that currently comprise the Avionics & Optics Group and for Mason Electric. Other assignments will be forthcoming as your general orientation, work capacity, and business circumstances allow.

You will also be an officer of the corporation. That role will require you to work closely with me, the other officers, and corporate staff to lead, develop, and maintain the most effective strategies and business processes we can to ensure Esterline’s success. As an officer, you will have ethical, fiduciary, and legal obligations similar to those with which you are familiar as Korry’s president. Our corporate secretary will provide you further information as part of your orientation.

You will report directly to Larry Kring, who is Senior Group Vice President. As such, I have asked Larry to take chief responsibility for training new group vice presidents, for general supervision, and for formalizing key job processes.

Compensation.   As a corporate officer, Esterline’s Board of Directors, at their discretion, will establish all your compensation. Normally the Board reviews officer compensation on an annual basis, and makes various changes to plan designs, performance goals, and amounts based on professional consulting advice, on management recommendations, and on the corporation’s general business conditions. The Board has authorized the following for you:

Salary. We will increase your base salary to the rate of $250,000.00 per year, gross, effective on your appointment date.

Annual Incentive Compensation. You will also participate in Esterline’s FY05 Annual Incentive Compensation Plan at a target award of 35% of base salary. Your participation will take effect pro rata as of your appointment date. A copy of the FY05 Annual IC Plan is enclosed for your information.

Long Term Incentive Plan. As you are aware, the Board is developing a new Long Term Incentive Plan for corporate officers. The general plan design is complete, but the detailed terms have yet to be finished. Pending the Board’s final approval, I expect your target award level will be $88,000.00 per year, an amount we will pro rate from your appointment date for FY05. The Plan has two objectives: to increase return on invested capital and earnings per share.

Stock Options. Contingent on your acceptance of this offer, the Board has authorized a future grant of 25,000 options of Esterline stock under the 2004 Equity Incentive Plan to take effect on March 29. We will provide you a Certificate of Grant at that time.

Retirement Benefits. In addition to our usual pension plan, you will participate in our Supplemental Executive Retirement Plan as provided for the other officers. The SERP supplements Esterline’s tax-qualified pension plan to allow you to earn pension benefits on compensation that exceeds formula limits. Those limits index from year to year according to federal tax regulations. For 2005 the SERP will cover your pensionable income above $210,000.

Car. You will also receive a car allowance under Esterline’s Vehicle Allowance policy, a copy of which is enclosed. As you probably know, the amount of the allowance depends on typical costs for the purchase, operating, maintenance, and insurance of a vehicle in your residential zip code. It will be approximately $650 to $700 per month.

Financial Advice Services. Officers also have an opportunity to receive personal investment and financial planning advice from the firm of Brownson, Rehmus & Foxworth, Inc. The corporation will pay Brownson fees on your behalf up to $5,000 per year. If you choose to use their services, the corporation’s payment will be treated as income to you, and thus you will have responsibility to pay taxes on the fee amounts. At some convenient time, we’ll arrange an introduction for you. Those of us who use Brownson’s services have found them very helpful.

Change in Control Agreement. As an officer, you will also receive our usual change of control protection agreement, which would pay three times your average total cash compensation should you lose your position due to a change in corporate control. We are currently consulting with corporate counsel on a restatement of our standard form of agreement, so this subject will remain pending until they complete that task.

Confidential
F. Houston
March 14, 2005

Vacation & Sick Leave. When you transfer to the Esterline payroll, we will transfer any KETO you have accrued and available at Korry and convert it to vacation time under corporate office policies. Your future vacation accrual will be at the rate of four weeks per year, subject to a maximum limit as explained in our Corporate Staff Handbook, enclosed. If you have accrued KETO that exceeds that limit, we will make a one-time exception to ensure you do not lose time-off you have already earned. Similarly, we will transfer your sick leave reserve accrual at Korry to your general sick leave bank under corporate office policy.

Other Fringe Benefits. In most other respects, we will provide the same retirement, health care, and other fringe benefits as you are accustomed to at Korry, although your monthly payroll contribution rates for health care benefits will be somewhat higher. Please see the enclosed summary.

More generally and as we discussed, your new position fits the corporation’s needs well as I can best foresee them. Nevertheless, the company’s growth, its future business challenges, and certain leadership succession decisions could result in a different executive assignment and a different title for you in the future. In short, the corporate organization is evolving fairly rapidly and with limited predictability. Thus Esterline reserves the right to reassign you and change your title as the Board and I determine is best. If I see a change developing that could affect your role, I will certainly speak to you about it as early as I reasonably can, and solicit your ideas.

Frank, the other officers and I have all enjoyed working with you, and we look forward to continuing and strengthening those relationships in your new position. I believe you will find the work here challenging and diverse, with opportunity for continued career growth benefits for you and Della. Congratulations on your well-earned success.

To accept this offer, please sign the duplicate copy of this letter enclosed and return it to Suzanne Farraj.

Best regards,

/s/ Robert W. Cremin
Robert W. Cremin President, Chairman, & Chief Executive Officer

Confidential
F. Houston
March 14, 2005

*******************************

Accepted:

/s/ Frank Houston	March 14, 2005
Frank Houston	Date

Enclosures:	Duplicate offer letter Annual Incentive Plan Vehicle Allowance (U.S.) policy Corporate Staff Handbook Fringe benefits summary

Confidential
F. Houston
March 14, 2005